UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     [X]Form 10-K and Form 10-KSB  [ ]Form 20-F
                 [ ]Form 11-K [  ]Form 10-Q and Form 10-QSB
                 [ ]Form N-SAR
                                             ________________________
For Period Ended: December 31, 2001         |                        |
[ ] Transition Report on Form 10-K          | COMMISSION FILE NUMBER |
[ ] Transition Report on Form 20-F          |          1-11596       |
[ ] Transition Report on Form 11-K          |________________________|

[ ] Transition Report on Form 10-Q           ________________________
[ ] Transition Report on Form N-SAR         |                        |
For the Transition Period Ended:            |       CUSIP NUMBER     |
          ________________________               |        714157-10-4      |
                                                                                                   |________________________|

 _______________________________________________________________
| Read Attached Instruction Sheet Before Preparing Form. Please |
| Print or Type.                                                |
| Nothing in this form shall be construed to imply that the     |
| Commission has verified any information contained herein.     |
|_______________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____ _________________________________________________________________.
_________________________________________________________________
PART I -- REGISTRANT INFORMATION
_________________________________________________________________
Full Name of Registrant
Former Name if Applicable

Perma-Fix Environmental Services, Inc.
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

1940 Northwest 67th Place
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City, State and Zip Code

Gainesville, Florida 32653
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PART II -- Rules 12b-25(b) and (c)

_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed.

(Check box if appropriate).
           |
           |  (a)  The reasons described in reasonable detail in Part III
           |       of this form could not be eliminated without
           |       unreasonable effort or expense;
     |
           |
[X]  |  (b)  The subject annual report, semi-annual report,
           |       transition report on Form 10-K, Form 10KSB, 20-F,
           |       11-K or Form N-SAR, or portion thereof, will be
           |       filed on or before the fifteenth calendar day
     |       following the prescribed due date; or the subject
           |       quarterly report or transition report on Form 10-Q,
     |       10QSB or portion thereof, will be filed on or
     |       before the fifth calendar day following the
     |       prescribed due date; and
     |
     |  (c)  The accountant's statement or other exhibit
     |       required by Rule 12b-25(c) has been attached if
     |       applicable.
_________________________________________________________________
PART III -- NARRATIVE

_________________________________________________________________
State below in reasonable detail the reasons why Form 10-K,Form 10-KSB, 20-F, 11-K, 10-Q, Form 10-QSB, -SAR or the transition report, or portion thereof, could not be filed within the prescribed period.

As a result of certain acquisitions which occurred in 2001 and the various debt and equity transactions completed during the year, the Registrant has been unable to prepare certain financial information required by Form 10-K for the year ended December 31, 2001, without unreasonable effort or expense.  Accordingly, additional time is needed by the Registrant to complete the disclosure required for its Form 10-K for the year ended December 31, 2001.
_________________________________________________________________
PART IV -- OTHER INFORMATION

_________________________________________________________________
(1)  Name and telephone number of person to contact
           in regard to this notification:

           Richard T. Kelecy          352           395-1351
           ______________________  __________   _________________
          (Name)                  (Area Code)  (Telephone Number)

(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
           Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was
           required to file such report(s) been filed?
           If the answer is no, identify report(s).     [X]YES     [ ]NO

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report, or portion thereof?                  [X]YES    [ ]NO

     If so, attach an explanation of the anticipated change,
     both narratively and quantitatively, and, if appropriate,
     state the reasons why a reasonable estimate of the
     results cannot be made.

           It is anticipated that the Registrant will report net
     revenues for the year ended December 31, 2001, of approx-
     imately $74.5 million, an increase of approximately $15.4
     million over revenues for the year ended December 31, 2000, of approximately $59.1 million.

     It is anticipated that the Registrant will report a net loss from continuing operations for the year ended December 31,
     2001, of approximately $602,000.  After giving effect to the recognition by the Registrant of approximately $145,000 for preferred stock dividends in 2001, it is anticipated that
     the Registrant will report for the year ended December 31,
     2001, a net loss of approximately $747,000 (or approximately
     $.03 per share).  In comparison, the Registrant's net loss for the year ended December 31, 2000, was approximately
     $762,000 (or approximately $.04 per share), which included preferred stock dividends of approximately $206,000 which
     were recorded for 2000.

Perma-Fix Environmental Services, Inc.
__________________________________________
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2002           By: /s/ Richard T. Kelecy
                                                                                  ____________________________
                                                                                  Richard T. Kelecy
                                                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________________________________________________

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
_________________________________________________________________

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240, 12b-25)
    of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with
    the Securities and Exchange Commission, Washington, D.C.
    20549, in accordance with Rule 0-3 of the General Rules
    and Regulations under the Act. The information contained
    in or filed with the Form will be made a matter of
    public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange
    on which any class of securities of the registrant is
    registered.

4.  Amendments to the notifications must also be filed on
    Form 12b-25 but need not restate information that has
    been correctly furnished. The form shall be clearly
    identified as an amended notification.

5.  Electronic Filers: This form shall not be used by
    electronic filers unable to timely file a report solely
    due to electronic difficulties. Filers unable to submit
    a report within the time period prescribed due to
    difficulties in electronic filing should comply with
    either Rule 201 or 202 of Regulation S-T (Section 232.201
    or Section 232.202 of this chapter) or apply for an
    adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T (Section 232.13(b) of this chapter).